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                                                                    EXHIBIT 4.24

                            CHAIRMAN'S FEE AGREEMENT

THIS CHAIRMAN'S FEE AGREEMENT (the "Agreement"), made as of 1 January 2004 is entered into by BOOKHAM TECHNOLOGY PLC, a company incorporated under the laws of England and Wales, (the "Company") and DR ANDREW RICKMAN, a director of the Company and chairman of its board of directors ("Dr Rickman").

BACKGROUND

The applicable corporate governance rules set out in law or regulation in the jurisdictions where the ordinary shares and the American Depositary Shares of the Company are listed, namely the United Kingdom and the United States of America, recommend, as best practice, the establishment of a chairman role which is distinct from the management of the Company. The chairman role is regarded as pivotal in creating the conditions for overall board and individual director effectiveness, both inside and outside the boardroom.

In light of the foregoing, the parties hereby agree as follows:

1. SERVICES AS CHAIRMAN OF THE BOARD

Dr Rickman agrees to perform such duties as are necessary from time to time to discharge his responsibilities as a chairman of the board of directors of the Company, for an annual retainer of (pound)127,000 per year.

It is understood that in consideration for such retainer, Dr Rickman shall perform all of the responsibilities associated with such role, including, among other things: providing guidance for the board of directors and conducting and chairing its meetings; ensuring that all members of the board receive accurate, timely and clear information to enable the board to make sound decisions; facilitating effective communication with shareholders; managing the board to ensure that its members have sufficient time to discuss complex or contentious issues; taking the lead in providing a properly constructed induction programme for new directors; taking the lead in identifying the development needs of individual directors and the board as a whole with a view to enhancing its overall effectiveness as a team; ensuring that the performance of individuals and of the board as a whole and its committees is evaluated at least once a year; encouraging active engagement by all the members of the board; and generally, representing the Company publicly as the occasion requires.

2. OTHER SERVICES AS A DIRECTOR

It is agreed and acknowledged that this (pound)127,000 shall be inclusive of any other remuneration that Dr RickmaN would otherwise be entitled to as a director of the Company, including any set out in Dr Rickman's letter of appointment as a non-Executive director of Bookham Technology plc ("Director Appointment Letter"). The fees will be paid to you net of any tax and national insurance contributions the Company is obliged to deduct.

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3. ENTIRE AGREEMENT

This Agreement together with the Director Appointment Letter constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement, including the Service Agreement between the parties dated 23 July 2001 as amended by a deed of amendment dated 12 September 2002, effective 1 May 2002 which shall be terminated hereby without liability on either party.

4. MISCELLANEOUS.

This Agreement may be amended or modified by a written instrument executed by the Company and Dr Rickman, and shall be governed by the laws of England and Wales. This Agreement shall be deemed to be effective as from 1 January 2004 notwithstanding its execution after such date.

IN WTTNESS OF WHICH, the parties have executed this Agreement as of the day and year set forth above.

                                         BOOKHAM TECHNOLOGY PLC



                                         By: /s/ DAVID SIMPSON
                                            -----------------------------------
                                            DAVID SIMPSON, DIRECTOR

                                         Date: 8th March 2004


By: /s/ ANDREW RICKMAN
   ---------------------------------
   ANDREW RICKMAN

Date:    10 March 2004